                                                                 Exhibit (a)(10)



         RENAISSANCERE ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

         PEMBROKE, Bermuda--January 23, 1997--RenaissanceRe Holdings Ltd. (NYSE:
RNR) today announced that a preliminary count by ChaseMellon Shareholder Services, L.L.C., the Depositary for the Company's Tender Offer, indicates that, subject to final verification, approximately 1.9 million of its Common Shares have been tendered for purchase and cancellation by the Company. The Tender Offer commenced on December 23, 1996 and expired as scheduled at 12:00 midnight, New York City time, on January 22, 1997.

         The determination of the actual number of shares tendered is subject to final confirmation and proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedures.

         The Company will accept 813,190 Common Shares for purchase and cancellation. All of the Common Shares tendered by Odd Lot Holders will be accepted for purchase and cancellation. As a result of the oversubscription, the number of shares to be purchased from each tendering shareholder, other than Odd Lot Holders, will be subject to a proration factor of which the preliminary estimate is 41.5 percent. Following the Tender Offer, the Company will have approximately 22.8 million Common Shares outstanding.

         Payment for shares properly tendered and accepted will be made as soon as practicable, subject to proper delivery of shares, in accordance with the terms of the Tender Offer.

         RenaissanceRe Holdings Ltd., through its subsidiaries Renaissance Reinsurance Ltd. and Glencoe Insurance Ltd., is a global provider of reinsurance and insurance. The Company's principal product is property catastrophe reinsurance.

CONTACT:  Keith S. Hynes                     John D. Nichols
          Senior Vice President and CFO      AVP and Treasurer
          (441) 295-4513                     (441) 295-4513


                                    * * * *